Exhibit 2.2

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
In re	:
	:	Chapter 11 Case No.
WORLDCOM, INC., et al.,	:	02-13533 (AJG)
:
	:	(Jointly Administered)
Debtors.	:
x

SUPPLEMENT TO

DEBTORS’ DISCLOSURE STATEMENT PURSUANT TO

SECTION 1125 OF THE BANKRUPTCY CODE, DATED MAY 23, 2003

WEIL, GOTSHAL & MANGES LLP

    Attorneys for Debtors and

    Debtors in Possession

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

Dated: New York, New York

July 9, 2003

Introduction

On May 28, 2003, the Bankruptcy Court1 entered the Disclosure Statement Order approving the Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of the Debtors’ creditors to make an informed judgment whether to accept or reject the Plan. On July 10, 2003, the Bankruptcy Court signed the Order Approving the Supplement to Disclosure Statement (the “Supplemental Disclosure Statement Order”) approving this supplemental disclosure in respect of certain modifications to the Plan set forth in Debtors’ Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated July 9, 2003 (the “Amended Plan”). Copies of the Amended Plan and the Supplemental Disclosure Statement Order are annexed hereto as Exhibits “A” and “B,” respectively.

The Supplement provides disclosure in respect of certain modifications to the Plan set forth in the Amended Plan, revised exhibits to the Disclosure Statement (annexed hereto), and additional matters, including a revision of the SEC settlement. The Amended Plan effectuates the compromise and settlement of the Bank Actions (the “Bank Settlement”) and clarifies certain implementation provisions of the Plan. The terms set forth in the Amended Plan supercede the terms of the Plan.

Pursuant to section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on August 25, 2003, commencing at 9:00 a.m. Eastern Time, before the Honorable Arthur J. Gonzalez, United States Bankruptcy Judge, at the United States District Court for the Southern District of New York, Room 523, Alexander Hamilton Custom House, One Bowling Green, New York, New York 10004. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before July 28, 2003 at 4:00 p.m., Eastern Time, and that solely with respect to objections to the Bank Settlement, such objections, if any, be served and filed so that they are received on or before August 4, 2003 at 4:00 p.m., Eastern time, in the manner described in Section VII.B of the Disclosure Statement. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

The statements contained in this Supplement are made as of the date hereof unless another time is specified herein, and the delivery of this Supplement shall not create an implication that there has been no change in the information stated since the date hereof. Holders of Claims and Equity Interests should carefully read this Supplement and the Disclosure Statement in their entirety, including the Amended Plan, prior to voting on the Amended Plan. This Supplement and the Disclosure Statement have not been filed with, reviewed, or approved or disapproved by the SEC and the SEC has neither passed upon the accuracy or adequacy of the information contained herein.

The Official Committee of Unsecured Creditors of WorldCom, Inc., et al., supports the modifications to the Plan and urges creditors to vote to accept the Amended Plan.

Compromise and Settlement of the Bank Actions

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, the Amended Plan incorporates a proposed compromise and settlement of issues relating to the Bank Actions. The Bank Actions consist of any and all Causes of Action of the Banks against the Debtors, the Reorganized Debtors, or any of their respective current or former officers or directors relating to or arising from the 364-Day Facility and the Revolving Credit Facility or the funding of any amounts thereunder, including without limitation, the Constructive Trust Action and the Maryland Action. Pursuant to the Constructive Trust Action, certain holders of Bank Claims allege that funding under the 364-Day Facility was fraudulently obtained by the Debtors and that such amounts received by the Debtors are subject to a constructive trust for the benefit of the Banks who are plaintiffs in the Constructive Trust Action (the “CTA Banks”). In addition, pursuant to the Maryland Action,

1	Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to such terms in the Amended Plan (as defined herein).

certain holders of Bank Claims seek damages for alleged acts of negligence and negligent misrepresentation allegedly committed in connection with the funding under the 364-Day Facility. These allegations are disputed by the Debtors and their former treasurer, who is the defendant in the Maryland Action. A discussion of the legal arguments of the Banks and the Debtors in respect of the Constructive Trust Action and Maryland Action and the rationale for the settlement thereof is set forth below.

Pursuant to the Amended Plan, the settlement provides that the CTA Banks will receive a pro rata share of New Notes in the aggregate amount of seventy five million ($75,000,000) dollars under Class 3 of the Plan. Distribution of the New Notes pursuant to the Bank Settlement is contingent upon the CTA Banks dismissing the Constructive Trust Action and obtaining from the Banks party to the Maryland Action (the “MD Banks”) a dismissal with prejudice of the Maryland Action. The Debtors have been advised that it is agreed that the CTA Banks will pay the MD Banks approximately fifteen million ($15,000,000) dollars in order to obtain the dismissal of the Maryland Action. The distribution of New Notes pursuant to the Bank Settlement will reduce, dollar for dollar, the unsecured portion of the aggregate amount of the Bank Claims. Prior to the distribution of the New Notes pursuant to the Bank Settlement and upon the Effective Date, the CTA Banks shall file a notice of dismissal with prejudice dismissing the Constructive Trust Action and shall cause the MD Banks to file a notice of dismissal with prejudice dismissing the Maryland Action. Any and all parties who have held, hold, or may hold Claims against or Equity Interests in any or all of the Debtors are permanently enjoined from asserting or continuing in any manner any Bank Action. Pursuant to the Plan, and in consideration for the distributions provided under the Bank Settlement to the holders of Class 3A Claims and other benefits under the Plan, the acceptance of a distribution under the Bank Settlement shall be deemed a release, dismissal, and discharge of all Bank Actions of the Banks accepting such distributions. Wells Fargo Bank, N.A. (“Wells Fargo”), as a party to the Constructive Trust Action and the Maryland Action, and potential party to the Bank Settlement, objects to the injunction and release of Bank Actions other than the Constructive Trust Action and the Maryland Action, as it claims that such injunction and release is an impermissible disallowance of Wells Fargo’s filed tort claims against other Debtors in the Chapter 11 Cases, which tort claims Wells Fargo continues to assert, and to which the Debtors continue to object.

The Debtors believe that the Bank Settlement is fair and equitable and falls well within the range of reasonableness. The Bank Settlement embodies an assessment by the Debtors and the Banks of their ability to prevail on a number of complex issues relating to the Bank Actions. The Debtors believe that unless these controversies are resolved, protracted litigation would distract the Debtors from their reorganization efforts and potentially adversely affect asset values. The Committee supports the Bank Settlement.

Rationale Underlying the Bank Settlement

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, the Amended Plan incorporates the Bank Settlement. In the Constructive Trust Action, the Banks seek the imposition of a constructive trust over the funds drawn under the 364-Day Facility in May 2002 (or the identifiable proceeds thereof). A constructive trust is an equitable remedy designed to prevent unjust enrichment and restore legal title to one who, in equity, owns the property. Where a constructive trust exists, the debtor’s interest in the property subject to such constructive trust is limited to bare legal title and equitable interest in such property is conferred on the true owner of the property. Under applicable law, the elements of a claim for constructive trust are (i) a confidential or fiduciary relationship, (ii) a promise, express or implied, (iii) a transfer in reliance on the promise, and (iv) unjust enrichment. See Koreag, Controle et Revision S.A. v. Refco F/X Assocs., Inc. (In re Koreag, Controle et Revision S.A.), 961 F.2d 341, 353 (2d Cir. 1992). However, courts use these elements merely as guideposts, not as rigid requirements. For example, the Banks assert that in the context of the facts of this case a confidential or fiduciary relationship should not be required. Because the doctrine of constructive trust is equitable in nature, courts focus on the fairness of the transaction. See Simonds v. Simonds, 45 N.Y.2d 233, 243, 380 N.E.2d 189, 408 N.Y.S.2d 359 (1978) (“A court of equity in decreeing a constructive trust is bound by no unyielding formula. The equity of the transaction must shape the measure of relief.”).

In addition, before a constructive trust may be imposed, a claimant must trace their own property to which such constructive trust could attach. See United States v. Benitez, 779 F.2d 135, 140 (2d Cir. 1985). Under applicable law, the maximum amount that would be subject to creation of a trust where funds have been commingled with other funds is the so-called “lowest intermediate balance.” The lowest intermediate balance is a concept created by courts to deal with the problem of identifying the property allegedly held in trust where a debtor has commingled such funds in a general bank account of the debtor with other funds. In applying the lowest intermediate balance test, where the account is reduced to a smaller sum that the trust fund, the trust fund must be regarded as dissipated except as to such account balance. See In re Drexel Burnham Lambert Group, Inc., 142 B.R. 633, 637 (S.D.N.Y. 1992).

The Banks assert that they would not have extended credit had WorldCom not certified that its financial statements were in accordance with GAAP, that there were no defaults under the 364-Day Facility, and that the funds would be held in WorldCom’s account at Bank of America. The Banks assert that each of these representations was false. The Banks believe that the facts surrounding the borrowing are sufficient to impose a constructive trust under New York law. Accordingly, the Banks contend that the elements to establish a constructive trust are satisfied and that they are entitled to a secured claim in the amount of the lowest intermediate balance, which they estimate as between $150 million and $250 million. The Banks, therefore, believe that they are entitled to a Class 3 Other Secured Claim in the amount of at least $150 million.

The Debtors contend that the Banks are not able to make the showing necessary to impose a constructive trust and that a bankruptcy court, as a court sitting in equity, could refuse to impose the constructive trust even if the Banks were able to make the necessary showing under New York law. Moreover, even assuming the Banks were successful in establishing the right to a constructive trust under New York law, the next issue is whether WorldCom, as a debtor-in-possession, could defeat or avoid the constructive trust under applicable bankruptcy law. The Sixth, Seventh and Ninth Circuit Courts of Appeals and the District of Delaware all hold that property subject to a constructive trust is an asset of the estate under section 541 of the Bankruptcy Code. See In re Omegas Group, Inc., 16 F.3d 1443 (6th Cir. 1994); Belisle v. Plunkett, 877 F.2d 512 (7th Cir. 1989); Chbat v. Tleel (In re Tleel), 876 F.2d 769 (9th Cir. 1989); In re Paradise & Assoc., 249 B.R. 360 (D. Del. 2000). Because it is property of the estate, these jurisdictions permit a debtor-in-possession to avoid the constructive trusts under section 544(a) of the Bankruptcy Code.

The Banks believe that in the Second Circuit, the jurisdiction of the Chapter 11 Cases, property subject to a constructive trust is not property of the estate under section 541 of the Bankruptcy Code. See In re Howard’s Appliance Corp., 874 F.2d 88, 95 (2d Cir. 1989). The Banks contend that if they were to establish the right to a constructive trust, the funds subject to the trust would not be property of the chapter 11 estate and, as a result, the Debtors could not use its avoiding powers under section 544(a) of the Bankruptcy Code or otherwise subordinate or invalidate the trust under the Bankruptcy Code. As stated, the Debtors do not believe the Banks can establish the right to a constructive trust, adequately trace the funds subject to a constructive trust, or that governing law obstructs their avoiding powers under the Bankruptcy Code.

Although the Banks believe that the Claims asserted in the Maryland Action are valid, such claims are vigorously contested by the Debtors, as well as by the defendant. The Debtors want to resolve the Maryland Action in connection with the compromise and settlement of the Bank Actions. The Debtors do not believe that the Maryland Action has any merit and, to date, the Debtors have successfully stayed such action. Prior to her resignation, the defendant in Maryland Action, the former treasurer of WorldCom, was very actively involved in the Debtors’ reorganization efforts and continues to provide assistance and information to the Debtors on matters that she had previously handled and on certain financial matters as to which her experience and knowledge of the Debtors’ historical data is valuable to the Debtors’ reorganization efforts. As a result, the Debtors have made dismissal of the Maryland Action a condition of the Bank Settlement.

While there is some uncertainty regarding the amount of the lowest intermediate balance, and while WorldCom contests the Banks’ ability to obtain a judgment for the Constructive Trust Action after WorldCom filed for bankruptcy, the Debtors concluded that, in light of the uncertainty of success in the litigation, it is in the best interest of these chapter 11 estates to resolve the Bank Actions. The settlement provides that the CTA Banks will receive a pro rata share of New Notes in the aggregate amount of seventy five million ($75,000,000) dollars. Distribution of New Notes pursuant to the Bank Settlement is contingent upon the CTA Banks’ filing a notice of dismissal with prejudice of the Constructive Trust Action and the MD Banks’ execution and delivery of a notice of dismissal with prejudice of the Maryland Action. Any and all parties who have held, hold, or may hold Claims against or Equity Interests in any or all of the Debtors are permanently enjoined from asserting or continuing in any manner any Bank Action. Pursuant to the Plan, and in consideration for the distributions provided under the Bank Settlement to the holders of Class 3A Claims and other benefits under the Plan, the acceptance of a distribution under the Bank Settlement shall be deemed a release, dismissal, and discharge of all Bank Actions of the Banks accepting such distributions. Wells Fargo, as a party to the Constructive Trust Action and the Maryland Action, and potential party to the Bank Settlement, objects to the injunction and release of Bank Actions other than the Constructive Trust Action and the Maryland Action, as it claims that such injunction and release is an impermissible disallowance of Wells Fargo’s filed tort claims against other Debtors in the Chapter 11 Cases, which tort claims Wells Fargo continues to assert, and to which the Debtors continue to object.

The distribution of New Notes pursuant to the Bank Settlement will reduce, dollar for dollar, the unsecured portion of the aggregate amount of the Bank Claims. Because the CTA Banks would have received a distribution of at least 35.7% on the $75,000,000 portion of their Claim dealt with pursuant to the Bank Settlement, the net settlement value of the Bank Settlement is approximately $48 million (not $75 million).

The Debtors believe the Bank Settlement is fair, equitable, represents the exercise of the Debtors’ sound business, is in the best interests of the Debtors’ creditors, and within the range of reasonableness required by Bankruptcy Rule 9019.

Effectuation of Plan Mergers and CLEC Consolidation

Pursuant to Section 5.05(a) of the Plan and in order to implement distributions of New Common Stock to Intermedia creditors in a manner which preserves WorldCom ownership of Intermedia, on the Effective Date Intermedia will be merged with and into Merger Subsidiary with Merger Subsidiary surviving the merger (the “Intermedia Merger”). Additionally, pursuant to Section 5.05(c) of the Plan, on the Effective Date, Reorganized WorldCom will be merged into a wholly-owned Subsidiary that is incorporated in Delaware, with such Subsidiary surviving the merger (the “WorldCom Merger” and, together with the Intermedia Merger, the “Mergers”).

In addition, in furtherance of overall reorganization efforts, the Company is effectuating the simplification of its corporate structure. The Company has identified over two hundred forty (240) entities, including approximately one hundred sixty (160) Debtors, for merger or dissolution, including inactive entities, entities that were created for a special or limited purpose, entities involved in its local exchange carrier business, and the EMEA Subsidiaries subject to the EMEA Rationalization. For a discussion of the EMEA Rationalization, see Section V.G.4 of the Disclosure Statement. The reorganization of corporate entities is not expected or intended to alter the Debtors’ substantive business operations, rather the reorganization is intended solely to simplify the Company’s legal structure, achieve cost savings, and certain administrative benefits. A list of the Subsidiaries that will be merged or dissolved will be included in the Plan Supplement, other than the EMEA Subsidiaries subject to the EMEA Rationalization which are identified in the Motion of the Debtors Pursuant to Sections 105 and 363 of the Bankruptcy Code for Authorization to Rationalize the Corporate Structure of International Operations, dated July 1, 2003.

WorldCom currently operates its local exchange carrier business through numerous Debtor-entities (the “CLEC Subsidiaries”). The CLEC Subsidiaries can be loosely grouped into several different corporate families, vestiges of corporate acquisitions by WorldCom during the 1990’s. Pursuant to Section 5.05(b) of the Plan, on the Effective Date, the Debtors will effectuate the consolidation of the CLEC Subsidiaries (the “CLEC Consolidation”) in order to achieve reductions in expenses, such as PUC fees, franchise and right-of-way fees, and general administrative expenses associated with maintaining these entities. Streamlining these operations is also likely to reduce confusion in WorldCom’s dealing with regulators, local municipalities, vendors, and customers.

The Mergers and CLEC Consolidation are critical to the reorganization of their businesses. The transfer of assets (including regulatory permits and licenses) to the respective surviving companies are integral components of each of the Mergers and the CLEC Consolidation. Outside of the bankruptcy context, some of these transactions would be subject to the jurisdiction of some or all of the 50 state PUCs. Application of a number of laws of various state regulatory authorities could potentially delay or impede the Mergers and the CLEC Consolidation, which are necessary to the implementation of the Plan. Such laws are not directed at protecting public health and safety, but rather, are directed primarily toward economic goals. Because application of these laws could effectively preclude an effective reorganization within a reasonable time frame, such laws stand as an obstacle to the purposes and policies of Congress in enacting the Bankruptcy Code and are preempted by federal law as discussed below. Public health and safety regulation of the Reorganized Debtors, Merger Subsidiary, and any entity created pursuant to the Plan will continue on an ongoing basis before, during, and after consummation of the Plan and, therefore, there will be no lapse in such regulation as a result of the Plan. Thus, even if the limited number of laws to be preempted are directed in part at protecting public safety, any impacts due to such limited preemption will be wholly mitigated by the other regulation or contractual provisions applicable to the Plan.

The Debtors believe that, pursuant to section 1123 of the Bankruptcy Code, the above-referenced state regulatory laws are preempted. Such laws could potentially delay or impede essential elements of the Plan (i.e., the Mergers and CLEC Consolidation), which are necessary for a successful reorganization within a reasonable timeframe. Application of such laws would therefore frustrate the purposes and policies of the Bankruptcy Code. For example, in Public Service Company of New Hampshire v. State of New Hampshire (In re Public Service Company of New Hampshire), 108 B.R. 854 (Bankr. D.N.H. 1989), the bankruptcy court for the district of New Hampshire considered whether section 1123 of the Bankruptcy Code, which provides, in relevant part, “[n]otwithstanding any otherwise applicable nonbankruptcy law, a plan shall . . . provide adequate means for the plan’s implementation . . . ,” preempted state regulatory law. In Public Service Company of New Hampshire, the debtor, Public Service Company of New Hampshire (“PSNH”), filed a plan of reorganization which provided for, inter alia, the transfer of property, mortgaging of property, and issuance of new equity and debt securities. Pursuant to New Hampshire regulatory law, such transactions required the approval of the New Hampshire Public Utilities Commission. Pursuant to the PSNH plan of reorganization, however, PSNH was not required to obtain the approval of the New Hampshire Public Utilities Commission in order to effectuate the transactions set forth therein. PSNH filed a complaint against the State of New Hampshire and the State of New Hampshire Public Utilities Commission seeking a declaratory judgment as to the preemptive effect of certain provisions of the Bankruptcy Code against the New Hampshire state regulatory laws. The New Hampshire Bankruptcy Court held that section 1123 of the Bankruptcy Code preempted New Hampshire state regulatory law and, therefore, PSNH could effectuate the transactions set forth in the plan of reorganization without seeking the approval of the New Hampshire Public Utilities Commission.

More recently, in In re Pacific Gas and Electric Co., 283 B.R. 41 (N.D. Cal. 2002) (appeal pending), the district court for the northern district of California concurred with the holding in Public Service Company of New Hampshire that section 1123 of the Bankruptcy Code preempts nonbankruptcy law. In Pacific Gas and Electric Co., the debtor’s proposed reorganization plan contemplated, inter alia, the creation of separate entities upon emergence consistent with its four lines of business reflecting PG&E’s historical utility functions. Absent preemption, the debtor would require state regulatory review and approval in order to execute several of the transactions required under the plan. Upon consideration of the debtor’s proposed plan, the bankruptcy court disapproved the proposed disclosure statement on the grounds that the proposed reorganization plan failed to provide adequate means for its implementation because the reorganization plan required the preemption of state regulatory laws beyond the scope of the bankruptcy court’s powers. Reversing the bankruptcy court’s ruling, the district court held that section 1123 of the Bankruptcy Code preempted the regulatory authority of the California Public Utility Commission and other state and local entities and, thus, the bankruptcy court erred in finding that proposed plan of reorganization failed to provide adequate means for its implementation. The California Public Utility Commission and the California Department of Justice believe that the Debtors cannot use section 1123 of the Bankruptcy Code as a basis for preemption of state and local regulatory authority as contemplated by Section 5.05(d) of the Plan and further believe that utilization of section 1123 of the Bankruptcy Code in this context raises novel issues of law that are the subject of contested proceedings in other jurisdictions, including the appeal pending before the Ninth Circuit Court of Appeals (Case Nos. 02-16990 and 02-80113) of the Pacific Gas and Electric Co. case cited above. Furthermore, the California Public Utility Commission and the California Department of Justice contend that the inability of the Debtors to use section 1123 of the Bankruptcy Code as proposed to preempt state and local regulatory laws could adversely affect confirmation of the Plan.

Moreover, section 525 of the Bankruptcy Code provides that a “governmental unit may not deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such grant to, discriminate with respect to such a grant against . . . solely because such bankrupt or debtor is or has been a debtor . . .” 11 U.S.C. § 525(a) To the extent state regulatory review would be triggered “solely because” of the implementation of the Plan, such regulatory review also is preempted by section 525 of the Bankruptcy Code. As the Supreme Court held in FCC v. NextWave Personal Communications, Inc., 123 S.Ct. 832 (2003), regulators are prohibited from taking regulatory actions solely because of a debtor’s bankruptcy status, even where a regulatory body could assert a “valid regulatory purpose” for asserting jurisdiction. Id. at 838.

Pursuant to Section 5.05(d) of the Amended Plan, the mergers, transfers of assets, dissolutions, consolidations, and other transactions contemplated in the Mergers, the CLEC Consolidation, or otherwise will be approved and effective as of the Effective Date without the need for any further state or local regulatory approvals, and without any requirement or further action by the Debtors, Reorganized Debtors, or any entity created to effectuate the provisions of the Plan. All current customers will continue to receive service under the same rates, terms, and conditions as they currently enjoy. Impacted customers will receive notice of all of these organizational changes. Where required, tariffs of Subsidiaries that will be merged or dissolved pursuant to Section 5.05 of the Plan will be appropriately incorporated into existing or new tariffs of surviving entities. State and local regulatory commissions will be able to review these tariff changes to assure that consumers’ rights are fully protected.

Revised SEC Settlement

On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims asserted in the SEC Lawsuit. The injunction imposes certain ongoing obligations on the Company and permits the SEC to seek a civil penalty from WorldCom. On May 19, 2003, WorldCom, Inc. consented to a settlement in the SEC Lawsuit in which it agreed to the entry of a final penalty judgment that, among other things, finds WorldCom, Inc. liable for a civil penalty in the amount of $1,510,000,000 and disgorgement of $1.00 (the “Proposed Final Penalty Judgment”). The Proposed Final Penalty Judgment provides, among other things, that in the event of confirmation of a plan of reorganization for the Debtors, or alternatively, in the event of a liquidation of WorldCom under chapter 11 of the Bankruptcy Code, WorldCom shall satisfy the obligation under the Final Penalty Judgment by paying $500,000,000 on the effective date of the plan of reorganization, or alternatively, at the time of the distribution upon liquidation. See Section V.D of the Disclosure Statement.

The settlement of the SEC Lawsuit is subject to review by the District Court for the Southern District of New York, where the SEC Lawsuit is pending, and the Bankruptcy Court. Following the parties’ agreement on the terms of the Proposed Final Penalty Judgment and after an initial hearing before the District Court and in light of issues raised by the District Court Judge, WorldCom, Inc. and the SEC have mutually agreed upon a supplement to the terms of the proposed settlement and entry of a revised final penalty judgment (the “Revised Final Penalty Judgment”). Pursuant to the Revised Final Penalty Judgment, WorldCom, Inc. will be liable for a civil penalty in the amount of $2,250,000,000 and disgorgement of $1.00. The Revised Final Penalty Judgment provides that in the event of confirmation of a plan of reorganization, WorldCom shall satisfy the obligation under the judgment on the Effective Date by paying $500,000,000 in Cash and transferring New Common Stock having a value of $250,000,000 (based upon the valuation set forth herein) to a distribution agent to be appointed by the District Court. All other material terms of the Proposed Final Penalty Judgment remain the same. The Committee supports the Revised Final Penalty Judgment.

The settlement remains subject to review by the District Court and, pursuant to the settlement, the Debtors will also file a motion in the Bankruptcy Court under Bankruptcy Rule 9019 seeking approval of the terms of the settlement reflected in the Revised Final Penalty Judgment on at least 20 days’ notice.

As a consequence of the distribution of New Common Stock under the terms of the Revised Final Penalty Judgment, the estimated recoveries for holders of Allowed Claims in Classes 5 and 6 that receive New Common Stock will be lower than the estimated recoveries set forth in Article II of the Disclosure Statement. A revised estimate of recoveries taking the Revised Final Penalty Judgment into account, as well as the Debtors revised financial projections, is annexed hereto as Exhibit “C.” Accordingly, the distributions afforded the holders of Claims in Classes 5 and 6 have been modified.

Revised Projected Financial Information and Liquidation Analysis

The Debtors’ projected financial information annexed to the Disclosure Statement was substantially completed in March 2003. In recognition of the passage of time and the distribution of this Supplement to creditors and other parties in interest, the Debtors have annexed revised financial projections and a revised liquidation analysis (reflecting parallel modifications and other changes). The Debtors’ revised Projected Financial Information, Valuation, and Liquidation Analysis are annexed hereto as Exhibits “D,” “E,” and “F,” respectively.

Payment of Indenture Trustees Fees

As part of the recoveries to holders of Claims in Classes 5, 9, 11, and 13, the Debtors will pay the reasonable fees and expenses of the Indenture Trustees and their counsel. If these fees and expenses are not paid pursuant to the Plan, the Indenture Trustees could assert their charging liens under their respective Indentures resulting in the holders of Claims in Classes 5, 9, 11, and 13 receiving reduced distributions. The aggregate amount of these fees and expenses through May 31, 2003 is approximately $1,339,175.55.

Modification of the New Notes

Exhibit “B” of the Plan sets forth the principal terms of the New Notes. One of the terms requires that the New Notes will be rated by a national recognized rating agency prior to issuance. As the Debtors cannot ensure that the New Notes will be rated by a national recognized rating agency prior to issuance due to the anticipated timing of the release of audited restated financial statements by KPMG, the Debtors have removed the requirement that a rating be obtained on issuance of the New Notes. The Debtors have agreed to use reasonable efforts to obtain a rating after the audited financials have been filed with the SEC and the SEC has completed its review.

New Management Restricted Stock Plan and New Employee Stock Purchase Plan

Prior to the Effective Date, Reorganized WorldCom will adopt the New Management Restricted Stock Plan and New Employee Stock Purchase Plan. Reorganized WorldCom has determined that it will not, however, adopt a new director restricted stock plan.

Dated:	New York, New York
July 9, 2003

WORLDCOM, INC., et al. (for itself and on behalf of each of the Debtors)

By:	/s/ PAUL M. ESKILDSEN
Name: Paul M. Eskildsen, Esq. Title: Acting General Counsel

HOLDERS OF CLAIMS ENTITLED TO VOTE MAY CHANGE THEIR VOTES BY SUBMITTING, BY THE VOTING DEADLINE, A BALLOT OR MASTER BALLOT THAT COMPLIES WITH THE VOTING PROCEDURES SET FORTH IN THE DISCLOSURE STATEMENT ORDER AND THE SUPPLEMENTAL DISCLOSURE STATEMENT ORDER. IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT, SOLICITATION MATERIALS, OR THIS SUPPLEMENT, PLEASE CALL THE VOTING AGENT, INNISFREE M&A INCORPORATED, AT (877) 825-8621 (BANKS AND BROKERS CALL (212) 750-5833).

EXHIBIT A

AMENDED PLAN OF REORGANIZATION FILED AS EXHIBIT 2.1

TO THIS FORM 8-K FILED JULY 17, 2003

EXHIBIT B

SUPPLEMENTAL DISCLOSURE STATEMENT ORDER

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
In re	:
	:	Chapter 11 Case No.
WORLDCOM, INC., et al.,	:	02-13533 (AJG)

	:	(Jointly Administered)
Debtors.	:
x

ORDER APPROVING THE SUPPLEMENT

TO DISCLOSURE STATEMENT

A hearing having been held on July 9, 2003 (together, the “Hearing”), to consider the motion, dated July 3, 2003 (the “Motion”), of WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively, “WorldCom” or the “Debtors”), for entry of an order approving Supplement to the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated July 3, 2003 (the “Supplement”), all as more fully set forth in the Motion; and the Court having jurisdiction to consider the Motion and the relief requested therein being a core proceeding pursuant to 28 U.S.C. §§ 157 and 1334 and the Standing Order of Referral of Cases to Bankruptcy Court Judges of the District Court for the Southern District of New York, dated July 19, 1984 (Ward, Acting C.J.); and venue being proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409; and the Debtors having filed with the Court the Supplement and the Court having entered that certain Order Fixing Date, Time and Place of Hearing to Consider Motion of the Debtors For Entry of Order Approving Supplement to the Disclosure Statement, dated July 2, 2003 (the “Scheduling Order”); and the Court having reviewed the Supplement, the Motion, the papers in support thereof and the responses thereto, if any, and the record of the Hearing; and the Court having found and determined that the legal and factual bases set forth in the Motion and at the Hearing establish just cause for the relief granted herein; and that the relief requested in the Motion is in the best interests of the Debtors, their estates, and creditors; and upon all of the proceedings had before the Court; and after due deliberation and sufficient cause appearing therefor;

IT IS HEREBY FOUND THAT:

A.  Notice of the Motion and the Hearing was served in accordance with the Scheduling Order and such notice constitutes good and sufficient notice to all interested parties and no other or further notice need be provided.

B.  The Supplement, together with the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”), contains “adequate information” within the meaning of section 1125 of title 11 of the United States Code (the “Bankruptcy Code”).

C.  The period, set forth in the Order (I) Approving the Disclosure Statement; (II) Fixing a Record Date; (III) Approving Solicitation Packages and Procedures for Distribution Thereof; (IV) Approving Forms of Ballots and Establishing Procedures for Voting on the Debtors’ Joint Plan of Reorganization; and (V) Scheduling a Hearing and Establishing Notice and Objection Procedures in Respect of Confirmation of the Debtors’ Joint Plan of Reorganization, dated May 28, 2003 (the “Disclosure Statement Order”) during which the Debtors may solicit acceptances to the Debtors’ Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated July 2, 2003 (the “Plan”) is a reasonable and adequate period of time for all creditors entitled to vote to make an informed decision to accept or reject the Plan.

D.  The procedures for transmitting the documents and information required by Bankruptcy Rule 3017(d) to the beneficial holders of the Debtors’ securities (as more fully set forth in the Motion and below) are adequate and appropriate under the circumstances.

E.  The form of ballot, including the addendum thereto (the “Class 3A Ballot”) annexed hereto as Exhibit “A” is sufficiently consistent with Official Form No. 14 and adequately addresses the particular needs of these chapter 11 cases and is appropriate for holders of claims in Class 3A under the Plan to vote to accept or reject the Plan.

NOW, THEREFORE, IT IS:

ORDERED that all Objections not otherwise withdrawn or resolved by this Order are hereby OVERRULED in all respects; and it is further

ORDERED that the Motion is GRANTED; and it is further

ORDERED that the Supplement is APPROVED; and it is further

ORDERED that the Class 3A Ballot is APPROVED; and it is further

ORDERED that the Debtors are directed to distribute or cause to be distributed on or before July 14, 2003 a copy of the Supplement and this Order to (a) all persons or entities identified in the Debtors’ schedules of liabilities filed pursuant to section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments and modifications thereto through and including the Record Date (the “Schedules”) as holding liquidated, noncontingent, and undisputed claims, in an amount greater than zero, (b) all parties having filed proofs of claims in an amount greater than zero or notices of transfers of claims in the Debtors’ chapter 11 cases, (c) the registered holders of the Debtors’ debt and equity securities as of the Record Date (as established in the Disclosure Statement Order), and (d) any other known holders of claims against or equity interests in the Debtors as of the Record Date; provided, however, that the Debtors are not required to distribute copies of the Supplement to any holder of a claim or interest in Class 1 (Other Priority Claims), Class 3 (Other Secured Claims), Class 7 (WorldCom Subordinated Claims), Class 8 (WorldCom Equity Interests), Class 10 (MCIC Subordinated Debt Claims), Class 14 (Intermedia Preferred Stock), and Class 15 (Intermedia Equity Interests), unless such party makes a specific request in writing for the same; and it is further

ORDERED that the Debtors are directed to distribute or cause to be distributed on or before July 14, 2003 a copy of the Supplement and this Order to (i) the United States Trustee for the Southern District of New York, (ii) the attorneys for the statutory unsecured creditors’ committee, (iii) attorneys for the Debtors’ postpetition lenders, (iv) the Securities and Exchange Commission, (v) the Internal Revenue Service, and (vi) all parties that the Debtors are required to serve pursuant to the Case Management Order; and it is further

ORDERED that the Debtors are directed to distribute or cause to be distributed on or before July 14, 2003, solicitation packages (the “Class 3A Solicitation Packages”) containing copies of (i) the Order approving this Motion; (ii) the Confirmation Hearing Notice; (iii) the Disclosure Statement and the Supplement; and (iv) a Class 3A Ballot together with a return envelope with respect to holders of Class 3A Bank Settlement Claims as of the Record Date; and it is further

ORDERED that in order to be counted as a vote to accept or reject the Plan, each Class 3A Ballot must be properly executed, completed, and delivered to the Debtors’ solicitation and tabulation agent so as to be received by the Debtors’ solicitation and tabulation agent no later than Voting Deadline; and it is further

ORDERED that the Debtors’ solicitation and tabulation agent is authorized to tabulate the Class 3A Ballots in accordance with the procedures set forth in the Disclosure Statement Order; and it is further

ORDERED that, with respect to any creditor who has filed duplicate claims (whether against the same or multiple Debtors) which are classified under the Plan in the same Class, the Debtors shall provide to such creditor only one copy of the Supplement; and it is further

ORDERED that the Debtors are not required to distribute Supplements to creditors who have timely filed proofs of claim for amounts less than or equal to the amounts scheduled for such claims by the Debtors if the claims have already been paid in the full scheduled amount; provided, however, if, and to the extent that, any such creditor would be entitled to receive a Supplement for any reason other than by virtue of the fact that its claim had been scheduled by the Debtors, such creditor will be sent a Supplement; and it is further

ORDERED that the Debtors are not required to distribute Supplements to a party to an executory contract who does not hold either an allowed filed or a scheduled claim or who holds a claim listed on the Schedules as contingent, unliquidated, or disputed, unless such party makes a specific request in writing for the same; and it is further

ORDERED that, with respect to addresses from which notices of the hearing to approve the Disclosure Statement were returned as undeliverable by the United States Postal Service, the Debtors are excused from distributing Supplements or Class 3A Solicitation Packages to those entities listed at such addresses unless the Debtors are provided with accurate addresses for such entities before July 14, 2003 and failure to distribute Supplements to such entities will not constitute inadequate notice of the Confirmation Hearing (as defined in the Disclosure Statement order), the Voting Deadline (as defined in the Disclosure Statement order), or violation of Bankruptcy Rule 3017(d); and it is further

ORDERED that, with respect to the Supplements to be distributed to Class 5 (WorldCom Senior Debt Claims), Class 9 (MCIC Senior Debt Claims), Class 11 (Intermedia Senior Debt Claims), and Class 13 (Intermedia Subordinated Debt Claims), the Debtors shall distribute or cause to be distributed Supplements, to record holders of the Debtors’ public securities in such classes, including, without limitation, brokers, banks, dealers, or other agents or nominees (collectively, the “Master Agents”), and each Master Agent shall be entitled to receive reasonably sufficient numbers of Supplements to forward to the beneficial owners of those securities for whom such Master Agent is the holder (collectively, the “Beneficial Owners”), and the Debtors shall be responsible for each such Master Agent’s reasonable, actual, and necessary out-of-pocket expenses associated with the distribution of Supplements to the Beneficial Owners of such claims; and it is further

ORDERED that each Master Agent is authorized and directed to forward Supplements to Beneficial Owners within five (5) business days after the Master Agent’s receipt thereof; and it is further

ORDERED that the Record Date, Solicitation Packages (as defined in the Disclosure Statement Order) and the procedures for distributing them, Ballots and Master Ballots (as defined in the Disclosure Statement Order), voting procedures, Voting Deadline, and scheduling of notice and objection procedures for the confirmation hearing set forth in the Disclosure Statement Order are hereby determined to be adequate without modification; and it is further

ORDERED that objections to confirmation of the Plan, if any, must (i) be in writing, (ii) state the name and address of the objecting party and the amount and nature of the claim or interest of such party, (iii) state with particularity the basis and nature of any objection, and (iv) be filed, together with proof of service, with the Court and served so that they are actually received no later than 4:00 p.m. (Eastern Time) on July 28, 2003 by each of the parties identified in paragraph 5 of the Confirmation Hearing Notice at the respective addresses set forth therein; provided, however, that solely with respect to objections to the Bank Settlement (as defined in the Plan), if any, such objections must be filed with the Court and served so that they are actually received no later than 4:00 p.m. (Eastern Time) on August 4, 2003 by each of the parties identified in paragraph 5 of the Confirmation Hearing Notice at the respective addresses set forth therein and otherwise conform with the requirements for objections set forth in this paragraph; and it is further

ORDERED that, prior to the Voting Deadline, any creditor may change its vote, upon consideration of the Plan modifications or otherwise, and submit another Ballot or Master Ballot, provided, however, if a creditor casts more than one Ballot or Master Ballot voting the same Claim(s) before the Voting Deadline, the last Ballot or Master Ballot received before the Voting Deadline is deemed to reflect the voter’s intent and, thus, to supercede any prior Ballots or Master Ballots, provided further, however, the submission of any such Ballot(s) and Master Ballot(s) must comply with the voting procedures set forth herein and in the Disclosure Statement in order to be counted; and it is further

ORDERED that the Debtors shall publish the Supplement electronically on the independent website authorized by the Case Management Order, www.elawforworldcom.com; and it is further

ORDERED that the Debtors are authorized to take or refrain from taking any action necessary or appropriate to implement the terms of and the relief granted in this Order without seeking further order of the Court; and it is further

ORDERED that the requirement under Rule 9013-1(b) of the Local Bankruptcy Rules for the Southern District of New York for the filing of a memorandum of law is waived.

Dated:	New York, New York
July 10, 2003

/S/ ARTHUR J. GONZALEZ
United States Bankruptcy Judge

EXHIBIT C

REVISED ESTIMATED RECOVERIES

OVERVIEW OF THE PLAN

The following table briefly summarizes the classification and treatment of Claims and Equity Interests under the Plan. The summary also identifies which Classes are entitled to vote on the Plan based on the rules set forth in the Bankruptcy Code and estimates recovery for each Class. The summary set forth herein is qualified in its entirety by reference to the full text of the Plan.

SUMMARY OF CLASSIFICATION AND TREATMENT

OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN

Class	Type of Claim or Equity Interest	Treatment	Estimated Recovery	Status
N/A	Administrative Expense Claims	Payment in full, in Cash, or in accordance with the terms and conditions of transactions or agreements relating to obligations incurred in the ordinary course of business during the pendency of the Chapter 11 Cases or assumed by the Debtors in Possession.	100%	Unimpaired; Not Entitled to Vote

N/A	Priority Tax Claims	At the option of the Debtors either (i) paid in full, in Cash, (ii) paid over a six-year period from the date of assessment as provided in section 1129(a)(9)(C) of the Bankruptcy Code with interest payable at a rate of 5.0% per annum, or (iii) upon such other terms as otherwise established by the Bankruptcy Court.	100%	Unimpaired; Not Entitled to Vote

1	Other Priority Claims	Payment in full, in Cash.	100%	Unimpaired; Not Entitled to Vote

2	Secured Tax Claims	At the option of the Debtors either (i) paid in full, in Cash, plus interest required to be paid pursuant to section 506(b) of the Bankruptcy Code, or (ii) paid over a six-year period from the date of assessment with interest payable at a rate of 5.0% per annum or as otherwise established by the Bankruptcy Court.	100%	Impaired; Entitled to Vote

3	Other Secured Claims	At the option of the Debtors either (i) reinstated by curing all outstanding defaults, with all legal, equitable and contractual rights remaining unaltered, (ii) paid in full, in Cash, plus interest required to be paid pursuant to section 506(b) of the Bankruptcy Code, or (iii) fully and completely satisfied by delivery or retention of the Collateral securing the Other Secured Claims.	100%	Unimpaired; Not Entitled to Vote

4	Convenience Claims	Cash in an amount equal to the lesser of (i) .40 multiplied by the Allowed amount of such Convenience Claim or (ii) sixteen thousand ($16,000) dollars, in full and complete satisfaction of such Allowed Claim, subject to acceptance of the Plan by the Class.	40%	Impaired; Entitled to Vote

5	WorldCom Senior Debt Claims	Distribution, at the option of the holder, of (i) 14.28 shares of New Common Stock for each $1,000 of such holder’s Allowed WorldCom Senior Debt Claim or (ii) New Notes in a principal amount equal to .357 multiplied by the Allowed amount of such WorldCom Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form, subject to Undersubscription and Oversubscription.	35.7%[1,2]	Impaired; Entitled to Vote

Class	Type of Claim or Equity Interest	Treatment	Estimated Recovery		Status

6	WorldCom General Unsecured Claims	Distribution of (i) 7.14 shares of New Common Stock for each $1,000 of such holder’s Allowed WorldCom General Unsecured Claim and (ii) Cash in a principal amount equal to .1785 multiplied by the Allowed amount of such WorldCom General Unsecured Claim.	35.7%	[1,3]	Impaired; Entitled to Vote

7	WorldCom Subordinated Claims	No distribution	0%		Impaired; Not Entitled to Vote

8	WorldCom Equity Interests	No distribution.	0%		Impaired; Not Entitled to Vote

9	MCIC Senior Debt Claims	Distribution of New Notes in a principal amount equal to .80 multiplied by the principal amount of such holder’s MCIC Senior Debt Claim.	80%	[2,4]	Impaired; Entitled to Vote

10	MCIC Subordinated Debt Claims	No distribution.	0%		Impaired; Not Entitled to Vote

11	Intermedia Senior Debt Claims	Distribution, at the option of the holder, of (i) 37.4 shares of New Common Stock for each $1,000 of such holder’s Allowed Intermedia Senior Debt Claim or (ii) New WorldCom Notes in a principal amount equal to .935 multiplied by the Allowed amount of such Intermedia Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form, subject to Undersubscription and Oversubscription.	93.5%[1,2]		Impaired; Entitled to Vote

12	Intermedia General Unsecured Claims	Distribution of (i) 16.64 shares of New Common Stock for each $1,000 of such holder’s Allowed Intermedia General Unsecured Claim and (ii) Cash in an amount equal to .416 multiplied by the Allowed amount of such Intermedia General Unsecured Claim.	83.2%[1]		Impaired; Entitled to Vote

1	The estimated recoveries for holders of Allowed Claims in Classes 5, 6, 11, 12, and 13 that receive New Common Stock are based upon the current estimate of the value of the New Common Stock to be distributed under the Plan. To the extent that the actual value of the New Common Stock, the actual amount of Allowed Claims, or the actual amount of Cash on the Effective Date varies from the amounts estimated, the recoveries of holders of Allowed Claims in Classes 5, 6, 11, 12, and 13 that receive New Common Stock may be materially higher or lower. See Article XI “Certain Risk Factors To Be Considered.”
2	Pursuant to the Plan, as amended, the reasonable fees and expenses of the Indenture Trustees and their counsel will be paid by the Debtors. See Sections 4.06(c), 4.10(c), 4.12(c) and 4.14(c) of the Plan.
3	The estimated recovery for holders of Allowed Claims in Class 6 is based upon the Debtors’ estimate of Allowed WorldCom General Unsecured Claims. The estimated amount of Allowed WorldCom General Unsecured Claims does not include amounts subject to asserted rights of setoff. See Section VI.B.9.
4	The estimated recovery to holders of MCIC Senior Notes Claims in Class 9 is based upon the principal amount of such Claims, excluding accrued interest through the Commencement Date.

Class	Type of Claim or Equity Interest	Treatment	Estimated Recovery	Status

13	Intermedia Subordinated Debt Claims	Distribution, at the option of the holder, of (i) 18.56 shares of New Common Stock for each $1,000 of such holder’s Allowed Intermedia Subordinated Debt Claim or (ii) New WorldCom Notes in a principal amount equal to .464 multiplied by the Allowed amount of such Intermedia Subordinated Debt Claim, or a combination thereof as set forth on a properly delivered Election Form, subject to Undersubscription and Oversubscription.	46.4%[1,2]	Impaired; Entitled to Vote

14	Intermedia Preferred Stock	No distribution.	0%	Impaired; Not Entitled to Vote

15	Intermedia Equity Interests	No distribution.	0%	Impaired; Not Entitled to Vote

EXHIBIT D

REVISED PROJECTED FINANCIAL INFORMATION

PROJECTED FINANCIAL INFORMATION

The Debtors1 believe that the Plan meets the Bankruptcy Code’s feasibility requirement that Plan confirmation is not likely to be followed by liquidation, or the need for further financial reorganization of the Debtors or any successor under the Plan. In connection with the development of the Plan, and for the purposes of determining whether the Plan satisfies this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources. Management developed and refined a business plan and prepared financial projections (the “Projections”) for the calendar years ending December 31, 2003 through 2005 (the “Projection Period”).

The Debtors do not, as a matter of course, publish their business plans and strategies or projections, anticipated financial position, or results of operations. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or projections to holders of Claims or Interests after the Confirmation Date, or to include such information in documents required to be filed with the SEC or otherwise make such information public.

In connection with the planning and development of the Plan, the Projections were prepared by the Debtors to present the anticipated impact of the Plan. The Projections assume that the Plan will be implemented in accordance with its stated terms. The Projections are based on forecasts of key economic variables and may be significantly affected by changes in the competitive environment, by regulatory changes and future changes in technology, and a variety of other factors. Accordingly, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to significant business, economic and competitive uncertainties. Therefore, such Projections, estimates and assumptions are not necessarily indicative of current values or future performance, which may be significantly less favorable or more favorable than as set forth. The Projections were substantially completed in March 2003 and revised in July 2003.

ALTHOUGH EVERY REASONABLE EFFORT WAS MADE TO BE ACCURATE, THE PROJECTIONS ARE ONLY AN ESTIMATE, AND ACTUAL RESULTS MAY VARY CONSIDERABLY FROM THE PROJECTIONS. IN ADDITION, THE UNCERTAINTIES WHICH ARE INHERENT IN THE PROJECTIONS INCREASE FOR LATER YEARS IN THE PROJECTION PERIOD, DUE TO INCREASED DIFFICULTY ASSOCIATED WITH FORECASTING LEVELS OF ECONOMIC ACTIVITY AND PERFORMANCE AT MORE DISTANT POINTS IN THE FUTURE. CONSEQUENTLY, THE PROJECTED INFORMATION INCLUDED HEREIN SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE DEBTORS, THE DEBTORS’ ADVISORS, OR ANY OTHER PERSON THAT THE DEBTORS WILL ACHIEVE THE PROJECTED RESULTS. THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS PUBLIC DISCLOSURE OR COMPLIANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, THE PUBLISHED GUIDELINES OF THE SECURITIES AND EXCHANGE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE DEBTORS’ INDEPENDENT CERTIFIED ACCOUNTANTS. CREDITORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FOLLOWING PROJECTIONS IN DETERMINING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN.

[1]	Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to such terms in the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”) or the Supplement to the Disclosure Statement, dated July 2, 2003 (the “Supplement”).

1.	Pro Forma Projected Balance Sheet (Unaudited) [a]
(As of September 30, 2003)

WorldCom and its Subsidiaries

	Estimated Pre-Reorg Balance Sheet		Reorganization Adjustments			Pro Forma Reorganized Balance Sheet
			Reorg Adj.	“Fresh Start” Adj.
	(dollars in millions)

Assets:
Cash and equivalents	$4,618		$(2,357)[b]	—		$2,261
Accounts receivable, net	3,416		—	—		3,416
Discontinued operations	172		—	—		172
Other current assets	819		—	—		819

Total current assets	$9,025		$(2,357)	—		$6,668

Net PP&E	8,786		—	3,293	[i]	12,079
Intangible assets	548		—	—		548
Other assets	1,484		—	—		1,484

Total assets	$19,842		$(2,357)	$3,293		$20,778

Liabilities and Shareholders’ Equity:
Accounts payable and accrued line costs	$3,643		—	—		$3,643
Discontinued operations liabilities	112		—	—		112
Accrued interest	71		—	—		71
Other current liabilities	2,519		—	—		2,519

Total current liabilities	$6,345		—	—		$6,345

Exit financing facility	—		—	—		—
New notes	—		5,500 [c]	—		5,500
Existing long term debt	275		—	—		275
Deferred taxes and other liabilities	526		—	—		526
Minority interest	(29)		—	—		(29)

Liabilities subject to compromise:
Accounts payable and accrued line costs	$2,125	[d]	$(2,125)[f]	—		—
Accrued interest	588		(588)[f]	—		—
Debt and other liabilities	33,890	[e]	(33,890)[f]	—		—

Liabilities subject to compromise	$36,603		$(36,603)	—		—

Total liabilities	$43,720		$(31,103)	—		$12,617

Preferred equity	$1,948		$(1,948)[g]	—		—
Shareholders’ equity	(25,826)		30,694 [h]	$3,293	[j]	8,161

Total liabilities & shareholders’ equity	$19,842		$(2,357)	$3,293		$20,778

NOTES TO PRO FORMA PROJECTED BALANCE SHEET

(dollars in millions unless otherwise noted)

a.	The pro forma balance sheet adjustments contained herein account for the reorganization and related transactions pursuant to the Plan using the principles of “fresh start” accounting as required by the Statement of Position 90-7 (“SOP 90-7”) issued by the American Institute of Certified Public Accountants (the “AICPA”). The fresh start adjustments are based on an estimated Reorganized WorldCom equity value of $8.2 billion as more fully described in the Disclosure Statement and the Supplement (see Exhibit E to the Supplement—“Valuation”). The estimated Reorganized WorldCom equity value may change depending on the amount of cash retained by the Company post-emergence and the actual principal amount of New Notes elected to be received by Classes 5, 11, and 13. Under SOP 90-7, reorganization value is allocated first to tangible assets, then to identifiable intangible assets, and lastly to excess reorganization value. Please note that although management has followed the principles of “fresh start” accounting, the actual adjustments will be determined at a later date and may be materially different than those presented herein upon completion of the required asset appraisals.

b.	Reflects the uses of cash pursuant to the Plan. Cash uses include (a) $750 million for Administrative Expense Claims, including cure costs and Compensation and Reimbursement Claims, (b) $500 million cash payment for the SEC settlement, (c) $500 million for Priority Tax Claims and Secured Tax Claims, (d) $55 million for Other Secured Claims, and (e) $552 million for distribution to holders of Claims in Classes 4, 6 and 12. The Debtors anticipate that a portion of the cash will be paid after the Effective Date thus resulting in a higher amount of cash on hand at closing than presented herein.

c.	Reflects the issuance of $5.5 billion of New Notes to pre-petition creditors. Depending on the number of creditors in Classes 5, 11, and 13 who choose to receive their recovery in the form of New Notes, the actual principal amount of New Notes at emergence will be between $4.5 and $5.5 billion.

d.	Pre-petition accounts payable and accrued line costs of $3.4 billion less $1.3 billion of cure amounts and asserted set-offs. To the extent asserted setoffs are not valid, accounts receivable would be increased and accounts payable subject to compromise would be increased by a corresponding amount.

e.	Pre-petition debt and other liabilities.

f.	Liabilities subject to compromise eliminated at emergence pursuant to the Plan.

g.	Preferred stock eliminated at emergence pursuant to the Plan.

h.	Represents adjustments pursuant to the Plan and the reorganization adjustments described above.

i.	Under SOP 90-7, reorganization value is allocated first to tangible assets, then to identifiable intangible assets, and lastly to excess reorganization value. For purposes of this analysis, management has determined to allocate the excess reorganization value to Net PP&E. The actual adjustments will be determined at a later date and may be materially different than those presented herein upon completion of the required asset appraisals.

j.	Reflects the adjustment to shareholders’ equity based on the estimated equity value of Reorganized WorldCom in accordance with the “fresh start” accounting provisions of SOP 90-7.

2.	Projected Statements of Operations (Unaudited)

WorldCom and its Subsidiaries

	Projected
	Fiscal Year Ended December 31,
	2003	2004	2005
	(dollars in millions)
Revenue
Business markets	$13,636	$14,213	$14,866
Mass markets	6,300	5,729	5,332
International	3,933	4,102	4,316
Other	606	514	483

Total revenue	$24,475	$24,557	$24,997

Line costs	13,639	13,331	13,426

Gross profit	$10,836	$11,225	$11,571

SG&A	8,161	7,535	7,500

EBITDA	$2,675	$3,690	$4,071
% margin	10.9%	15.0%	16.3%

Depreciation	$1,430	$1,622	$1,807
Amortization	32	34	34

EBIT	$1,213	$2,034	$2,230

Interest expense	$132	$416	$387
Restructuring costs & other	511	(4)	(14)

EBT	$570	$1,621	$1,857

Income taxes (expense)/benefit	$(109)	$(609)	$(698)
Minority interest (income)/loss	37	21	5

Net income/(loss) from continuing operations	$498	$1,032	$1,163
Income/(loss) from discontinued operations	37	41	27

Total net income	$535	$1,073	$1,191

3.	Projected Balance Sheets (Unaudited)

WorldCom and its Subsidiaries

	Projected
	Fiscal Year Ended December 31,
	2003	2004	2005
	(dollars in millions)
Assets:
Cash and cash equivalents	$2,202	$3,167	$4,309
Accounts receivable, net	3,380	3,528	3,564
Discontinued operations	172	174	179
Other current assets	819	819	819

Total current assets	$6,573	$7,688	$8,870

Net PP&E	$12,114	$12,257	$12,451
Intangible assets	539	505	471
Other assets	1,484	1,484	1,484

Total assets	$20,710	$21,934	$23,276

Liabilities and Shareholders’ Equity:
Accounts payable and accrued line costs	$3,436	$3,350	$3,430
Discontinued operations liabilities	112	112	112
Accrued interest	71	71	71
Other current liabilities	2,519	2,519	2,519

Total current liabilities	$6,138	$6,051	$6,131

Exit financing facility	—	—	—
New notes	$5,500	$5,500	$5,500
Existing long term debt	238	90	—
Deferred taxes and other liabilities	541	947	1,113
Minority interest	(40)	(61)	(66)

Total liabilities	$12,377	$12,527	$12,678

Shareholders’ equity	8,333	9,407	10,598

Total liabilities and shareholders’ equity	$20,710	$21,934	$23,276

4.	Projected Statements of Cash Flow (Unaudited)

WorldCom and its Subsidiaries

	Projected
	Fiscal Year Ended December 31,
	2003	2004	2005
	(dollars in millions)
Cash flows from operating activities
Net income before distributions and dividends	$535	$1,073	$1,191
Net income from discontinued operations	(37)	(41)	(27)
Depreciation	1,430	1,622	1,807
Amortization	34	34	34
Restructuring charge (non-cash)	526	—	—
Minority interest	(37)	(21)	(5)
Changes in working capital	398	(234)	44
Advances to discontinued operations	2	39	22
Deferred taxes and other liabilities	266	406	165
Other	165	10	—

Cash flows from operating activities	$3,282	$2,889	$3,232

Cash flows from investing activities
Capital expenditures	$(1,187)	$(1,775)	$(2,000)
Other investing activity	141	—	—

Cash flows from investing activities	$(1,046)	$(1,775)	$(2,000)

Cash flows from financing activities
Existing long term debt	$(90)	$(148)	$(90)
Payments pursuant to the plan	(2,357)	—	—
Change in liabilities subject to compromise	(122)	—	—

Cash flows from financing activities	$(2,569)	$(148)	$(90)

Beginning cash and cash equivalents balance	$2,536	$2,202	$3,167
Net increase/(decrease) in cash	(334)	965	1,141
Ending cash and cash equivalents balance	$2,202	$3,167	$4,309

ASSUMPTIONS TO FINANCIAL PROJECTIONS

Projections

Management prepared the projected consolidated financial results (the “Projections”) for the three years ending December 31, 2005. The projections for the fiscal year ended December 31, 2003 include preliminary actual unaudited results through May 31, 2003.

The Projections are based on a number of assumptions made by management with respect to the future performance of the Company’s various lines of business. The Projections should be reviewed in conjunction with a review of these assumptions, including the qualifications and footnotes, set forth herein.

While management has prepared the Projections in good faith and believes the assumptions to be reasonable, it is important to note that the Debtors can provide no assurance that such assumptions will be realized. As outlined in Article XI and Section IX.B of the Disclosure Statement, a variety of risk factors could affect the Company’s financial results and must be considered.

The Projections are based upon a detailed build-up by product line. The following summarizes the underlying assumptions behind the Projections.

Key Assumptions

A. General

1.	Methodology. The Projections are aggregated from operating forecasts for each of WorldCom’s major revenue segments (Business Markets, Mass Markets, and International) as well as line costs, SG&A and capital expenditures.

2.	Plan Consummation. The operating assumptions underlying the revenue and expense forecasts assume the Plan will be confirmed and consummated by the end of 2003. The “fresh start” accounting adjustments are more specifically based on an emergence at September 30, 2003.

3.	Key Accounting/Reporting Elements. The Projections include results for all WorldCom entities. The results for Embratel are currently not consolidated into the forecast but will be consolidated for external reporting purposes. In addition, discontinued operations are comprised of MMDS (fixed wireless) and SkyTel (paging) for the projected periods.

4.	Macroeconomic and Industry Environment. The Projections assume a generally stable economic environment with low inflation, consistent with prevailing analyst forecasts. In addition, the Projections assume no significant change in the regulatory and competitive conditions under which the Company currently operates.

B. Projected Statements of Operations

1.	Revenues. Consolidated revenues are forecast to decline by 15% to $24.5 billion in 2003, remain relatively flat in 2004 and increase by 2% to $25.0 billion in 2005. Major revenue categories consist of Business Markets, Mass Markets and International.

•	Business Markets revenues are expected to decline 18% in 2003 due to the negative impact of the bankruptcy on new sales in the first half of the year and continued pricing pressure. The Projections assume an increase in new sales for Business Markets of 4% in 2004 and 5% in 2005, with sales productivity strengthening throughout the projection period and growth in data and Internet services offsetting declining voice revenues.

•	Mass Markets revenues are expected to decline 16% in 2003, 9% in 2004 and 7% in 2005. Declines in stand-alone long distance products caused by continued pricing pressure, wireless substitution and other factors are partially offset by growth in the “The Neighborhood, built by MCI” bundled local and long distance product. Revenues are also driven by an increased focus on the small business market.

•	International revenues are expected to remain flat in 2003 and then increase by 4% in 2004 and 5% in 2005. While the Projections assume continued competitive pressure and price erosion in traditional voice services, a greater focus on higher-value customers and services with respect to data and IP products is expected to drive revenue growth.

2.	Line Costs. Line costs include telco costs, which consist of third-party network usage, and other costs of goods sold. Line costs are projected to decrease as a percent of consolidated revenue from 56% in 2003 to 54% in 2004 and 2005.

3.	Gross Margin. Gross margin is projected to grow from 44% in 2003 to 46% in 2004 and 2005. Gross margin expansion in 2004 is driven by network optimization savings, product mix changes in revenue and restructuring-related savings for 2003 through 2005, with the bulk achieved in 2003.

4.	Selling, General and Administrative Expenses. SG&A includes employee salaries and benefits, real estate, bad debt, and other expenses. SG&A expense is forecast to decline from 33% of consolidated revenues in 2003 to 31% in 2004 and 30% in 2005. This improvement is driven primarily by reductions in headcount and facilities expense associated with ongoing restructuring activities.

5.	Depreciation and Amortization. Book depreciation is forecast based on estimates of useful life of the Company’s PP&E and intangibles and takes into account a substantial write-down of the carrying value of such assets. Depreciation expense increases post-emergence to account for the estimated impact of “fresh start” accounting on fixed assets. Depreciation related to PPE added during the projection period is forecast assuming a 10-year useful life.

6.	Minority Interest. Minority interest reflects the portion of Digex’s projected net loss in 2003 and 2004 and net income in 2005 attributed to shareholders other than WorldCom.

7.	Interest Expense. Interest expense reflects interest imputed on capital leases and the $5.5 billion of New Notes issued pursuant to the Plan at an assumed interest rate of 8.0%. These amounts are offset by interest income equal to 1.5% p.a. based on projected monthly cash balances.

8.

Restructuring Costs.    Restructuring costs of $651 million in 2003 consist of $65 million of professional fees, $418 million of non-cash charges related to contract rejections, $87 million of severance and other payments, $107 million of non-cash charges related to PP&E writedowns associated with lease rejections, less $26 million of interest income prior to emergence. The $2.25 billion charge related to the SEC settlement will be booked retroactively in fiscal 2002. No additional restructuring costs are forecast for 2004 and 2005 due to the Company’s assumed emergence from bankruptcy in late 2003.

9.	Income Taxes. For fiscal year 2003, the Financial Projections assume an income tax provision for the three month period following the assumed Effective Date of September 30, 2003. The Financial Projections assume that NOLs are eliminated as of the Effective Date as a result of the discharge of indebtedness (applied on a consolidated basis for the purposes of these Financial Projections). As a result, it is assumed that the Reorganized Company will not have the benefit of any NOL carryforwards and that income will be taxed at an effective rate of 37.6% for GAAP purposes. The Financial Projections also assume that the Reorganized Company will not recognize a material reduction in the tax basis of the Company’s long-term assets as a result of the forgiveness of indebtedness. The increase in deferred tax assets results primarily from book/tax timing differences resulting from the Company’s recent asset impairment charges.

C. Projected Balance Sheet and Statements of Cash Flow

1.	Cash. The cash shown on the projected balance sheets is net of outstanding checks.

2.	Working Capital. Accounts receivable, net of $1.3 billion of asserted setoff amounts, are projected to increase from 51 to 54 days sales outstanding through 2005. Other current assets are projected to remain constant throughout the projection period. Accounts payable and accrued line costs, net of $440 million of excluded amounts, decline from 62 to 59 days payable over the forecast period. Accrued interest and other current liabilities are constant throughout the projection period.

3.	Capital Expenditures. Capital expenditures of $1.2 billion in 2003 are forecast to increase 50% to $1.8 billion in 2004 and a further 13% to $2.0 billion in 2005. Growth in capital expenditures is primarily attributed to new product roll-outs, the development of new features for existing products, success-based volume growth and new strategic initiatives. In addition, the Company expects to spend approximately $697 million over the projection period on cost-saving initiatives with respect to line costs and other operating costs.

4.	Asset Sales. The Projections do not assume any significant proceeds from asset sales. Total proceeds from the sale of excess land and buildings are estimated to be $160 million during 2003.

EXHIBIT E

REVISED VALUATION

VALUATION

A.     OVERVIEW

The Debtors have been advised by Lazard, their financial advisors, with respect to the aggregate reorganization value on a going-concern basis of the Reorganized Debtors (which consists of the aggregate enterprise value of Reorganized WorldCom and its Debtor and Non-Debtor Subsidiaries). Lazard has undertaken this valuation analysis for the purpose of determining value available for distribution to creditors pursuant to the Plan and to analyze the relative recoveries to creditors thereunder.

The estimated range of reorganization value of the Reorganized Debtors was assumed to be approximately $10.0 billion to $12.9 billion (with a mid-point estimate of $11.4 billion) as of an assumed Effective Date of September 30, 2003. Based upon the assumed range of the reorganization value of the Reorganized Debtors, plus post-emergence available cash of $2.3 billion, plus non-core asset value of $0.3 billion, less total debt of $5.8 billion (including $5.5 billion of New Notes and $0.3 billion of capital leases), Lazard has imputed an estimated range of equity values for the Reorganized Debtors of between $6.8 billion and $9.7 billion, with a point estimate of $8.2 billion. Assuming a distribution of 326 million shares of Reorganized WorldCom Common Stock pursuant to the Plan, the imputed estimate of the range of equity values on a per share basis is between $20.71 and $29.60 per share (with a mid-point estimate of $25.00 per share). As discussed in the Plan, to the extent that creditors elect to receive fewer New Notes, additional shares of Common Stock will be issued. In the event that the minimum $4.5 billion in New Notes are issued, an additional 40 million shares of New Common Stock will be issued. The equity value of $25.00 per share does not give effect to the potentially dilutive impact of any restricted stock or options to be issued or granted pursuant to the New Management Restricted Stock Plan and the New Director Restricted Stock Plan. Lazard’s estimate of reorganization value does not constitute an opinion as to fairness from a financial point of view of the consideration to be received under the Plan or of the terms and provisions of the Plan.

THE ASSUMED RANGE OF THE REORGANIZATION VALUE, AS OF AN ASSUMED EFFECTIVE DATE OF SEPTEMBER 30, 2003, REFLECTS WORK PERFORMED BY LAZARD ON THE BASIS OF INFORMATION IN RESPECT OF THE BUSINESS AND ASSETS OF THE DEBTORS AVAILABLE TO LAZARD AS OF JULY 3, 2003. IT SHOULD BE UNDERSTOOD THAT, ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT LAZARD’S CONCLUSIONS, LAZARD DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE OR REAFFIRM ITS ESTIMATE.

With respect to the Financial Projections prepared by the management of the Debtors and included as Exhibit D to this Disclosure Statement, Lazard assumed that such Financial Projections have been reasonably prepared in good faith and on a basis reflecting the best currently available estimates and judgments of the Debtors as to the future operating and financial performance of the Reorganized Debtors. Lazard’s estimate of a range of reorganization values assumes that operating results projected by the Debtors will be achieved by the Reorganized Debtors in all material respects, including revenue growth and improvements in operating margins, earnings and cash flow. The financial performance forecast by the management of the Debtors is materially better than the recent financial performance of the Debtors. As a result, to the extent that the estimate of enterprise values is dependent upon the Reorganized Debtors performing at the levels set forth in the Financial Projections, such analysis should be considered speculative. If the business performs at levels below those set forth in the Financial Projections, such performance may have a material impact on the estimated range of values.

In estimating the range of the reorganization value and equity value of the Reorganized Debtors, Lazard (a) reviewed certain historical financial information of the Debtors for recent years and interim periods; (b) reviewed certain internal financial and operating data of the Debtors, including the Financial Projections as described in this Disclosure Statement, which data was prepared and provided to Lazard by the management of the Debtors and which relate to the Debtors’ business and its prospects; (c) met with certain members of senior management to discuss the Debtors’ operations and future prospects; (d) reviewed publicly available financial data and considered the market value of public companies that Lazard deemed generally comparable to the operating business of the Debtors; (e) considered precedent transactions in the telecommunications industry; (f) considered certain economic and industry information relevant to the operating business; and (g) conducted such other studies, analysis, inquiries, and investigations as it deemed appropriate. Although Lazard conducted a review and analysis of the Debtors’ business, operating assets and liabilities and the Reorganized Debtors’ business plan, it assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors, as well as publicly available information.

In addition, Lazard did not independently verify management’s projections in connection with such estimates of the reorganization value and equity value, and no independent valuations or appraisals of the Debtors were sought or obtained in connection herewith. In the case of the Reorganized Debtors, the estimates of the reorganization value prepared by Lazard represent the hypothetical reorganization value of the Reorganized Debtors. Such estimates were developed solely for purposes of the formulation and negotiation of the Plan and the analysis of implied relative recoveries to creditors thereunder. Such estimates reflect computations of the range of the estimated reorganization value of the Reorganized Debtors through the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein.

The value of an operating business is subject to numerous uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business. As a result, the estimate of the range of the reorganization enterprise value of the Reorganized Debtors set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Because such estimates are inherently subject to uncertainties, neither the Debtors, Lazard, nor any other person assumes responsibility for their accuracy. In addition, the valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated holding period of securities received by pre-petition creditors, some of whom may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors which generally influence the prices of securities.

Lazard’s valuation represents a hypothetical value that reflects the estimated intrinsic value of the Company derived through the application of various valuation techniques. Such analysis does not purport to represent valuation levels which would be achieved in, or assigned by, the public markets for debt and equity securities or private markets for corporations. Estimates of enterprise value do not purport to be appraisals or necessarily reflect the values which may be realized if assets are sold as a going concern, in liquidation, or otherwise.

B.     VALUATION METHODOLOGY

The following is a brief summary of certain financial analyses performed by Lazard to arrive at its estimation of the reorganization value of the Reorganized Debtors. Lazard performed certain procedures, including each of the financial analyses described below, and reviewed the assumptions with the management of the Debtors on which such analyses were based and other factors, including the projected financial results of the Reorganized Debtors. Lazard’s estimate of reorganization value must be considered as a whole and selecting just one methodology or portions of the analysis, without considering the analysis as a whole, could create a misleading or incomplete conclusion as to enterprise value.

    1.     Publicly Traded Company Analysis

A publicly traded company analysis estimates value based on a comparison of the target company’s financial statistics with the financial statistics of public companies that are similar to the target company. The analysis establishes a benchmark for asset valuation by deriving the value of “comparable” assets, standardized using a common variable such as revenue, earnings before interest and taxes (EBIT), and EBITDA. The analysis includes a detailed multi-year financial comparison of each company’s income statement, balance sheet, and cash flow statement. In addition, each company’s performance, profitability, margins, leverage and business trends are also examined. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company’s relative performance and valuation.

A key factor to this approach is the selection of companies with relatively similar business and operational characteristics to the target company. Criteria for selecting comparable companies for the analysis include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, market presence, size, and scale of operations. The selection of truly comparable companies is often difficult and subject to limitations due to sample size and the availability of meaningful market-based information. However, the underlying concept is to develop a premise for relative value, which, when coupled with other approaches, presents a foundation for determining firm value.

In performing the Comparable Public Company Analysis, the following publicly traded companies (“Peer Group”) deemed generally comparable to the Debtors in one or more of the factors described above, were selected: (a) large inter-exchange carriers (“IXCs”) such as AT&T and Sprint FON and (b) large ILECs such as Verizon, SBC, BellSouth and Qwest.

Lazard primarily observed valuation ratios as a function of enterprise value of each company as indicated by the book value of debt less cash plus the equity market capitalization. While Lazard observed multiples according to revenue, EBIT and EBITDA, the most emphasis was placed on multiples of EBITDA. These multiples were then applied to the Debtors’ forecasted fiscal year end 2004 financial results to determine the range of reorganization values. On the basis of enterprise value as a multiple of forecasted fiscal year 2004 EBITDA, the IXC Peer Group indicated a high of 3.6x and a low of 3.5x, and a mean of 3.5x. The ILEC Peer Group indicated a high of 6.3x and a low of 5.2x, and a mean of 5.7x. Lazard’s application of these multiples to the Debtors’ financial results took into account a variety of factors, both quantitative and qualitative, in an effort to consider the relative valuation which the Debtors would command given the availability of alternative investments. Lazard believes that the IXC multiples, and in particular the 3.5x multiple for AT&T, represent a more appropriate predictor of value than the ILEC multiples. Lazard believes that the ILECs trade at a premium to the IXCs due in part to their more stable revenue streams and generally higher EBITDA margins.

    2.     Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology is a “forward looking” approach that discounts the expected future cash flows by a theoretical or observed discount rate determined by calculating the average cost of debt and equity for publicly traded companies that are similar to the Debtors. This approach has two components: the present value of the projected un-levered after-tax free cash flows for a determined period and the present value of the terminal value of cash flows (representing firm value beyond the time horizon of the projections).

As the estimated cash flows, estimated discount rate and expected capital structure of the Reorganized Debtors are used to derive a potential value, an analysis of the results of such an estimate is not purely mathematical, but instead involves complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of the Reorganized Debtors, as well as other factors that could affect the future prospects and cost of capital considerations for the Reorganized Debtors.

The DCF calculation was performed based on un-levered after-tax free cash flows for the projection period discounted to the Effective Date of September 30, 2003. Lazard utilized management’s detailed financial projections for the period 2003 through 2005 as the primary input. Beginning with EBIT, the analysis subtracts estimated cash taxes to calculate an un-levered net income figure. The analysis then adds back the non-cash operating expense of depreciation and amortization. In addition, other factors affecting free cash flow are taken into account, such as the change in working capital and capital expenditures, all of which do not affect the income statement and therefore require separate adjustments in the calculation.

In performing the calculation, Lazard made assumptions for the weighted average cost of capital (the “Discount Rate”), which is used to value future cash flows based on the riskiness of the projections, and the EBITDA exit multiple, which is used to determine the future value of the enterprise after the end of the projected period. In determining the Discount Rate, Lazard estimated the cost of equity and the after-tax cost debt for the Debtors, and applied a weighting of between 20% to 30% debt and between 70% to 80% equity. The weighting was based upon a capital structure determined to be appropriate for the Reorganized Debtors given current market conditions and competitive business factors affecting the telecommunications industry.

Lazard estimated the cost of equity based on the Capital Asset Pricing Model which assumes that the required equity return is a function of the risk-free cost of capital and the correlation (“Beta”) of a publicly traded stock’s performance to the return on the broader market. Lazard used Betas from comparable companies on an un-levered basis to determine a composite un-levered Beta. In estimating the Debtors cost of debt, Lazard considered a number of factors including the likely credit rating associated with the Reorganized Debtors’ post-emergence financing, the expected term of such financing, and the effective yield for publicly traded debt securities for comparable companies in the industry. Lazard’s DCF valuation was based upon a range of Discount Rates between 10% and 12%, with a mid-point of 11%. In determining an EBITDA exit multiple, Lazard relied upon various analyses including a review of current EBITDA trading multiples for the Debtor and comparable companies operating in the telecommunications sector. Lazard’s terminal value was based upon a range of EBITDA multiples between 2.7x and 3.5x, with a mid-point of 3.1x. Lazard believes that this range of EBITDA multiples is consistent with the observed multiples for companies within the Peer Group that are generally more comparable to the Debtors. The resulting DCF value, which represents a value inclusive of a control premium, was reduced by 25% to reflect the public market discount inherent in fully distributed public market securities. This adjustment allows for a more appropriate comparison with the value derived from the publicly traded company analysis.

     3.    Precedent Transactions Analysis

Precedent transactions analysis estimates value by examining public merger and acquisition transactions. An analysis of a company’s transaction value as a multiple of various operating statistics provides industry-wide valuation multiples for companies in similar lines of businesses to the Debtors. Transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to the Debtors. The derived multiples are then applied to the Reorganized Debtors’ key operating statistics, to determine the total enterprise value or value to a potential strategic buyer.

Lazard evaluated various public merger and acquisition transactions that have occurred in the telecommunications industry over the past several years. Due to the significant change in the market environment since early 2000 in the telecommunications industry, Lazard believes that the predictive value of these transaction multiples is limited. Further, there have not been any recent merger and acquisition transactions of companies that are even remotely comparable to the Debtors based upon size and breadth of product offering. For these and other reasons, Lazard did not rely upon precedent transaction analysis with respect to deriving a reorganization value for the Debtors.

The summary set forth above does not purport to be a complete description of the analyses performed by Lazard. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. In performing its analyses, Lazard and the Debtors made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Lazard are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

EXHIBIT F

REVISED LIQUIDATION ANALYSIS

LIQUIDATION ANALYSIS

Pursuant to section 1129(a)(7) of the Bankruptcy Code1 (often called the “Best Interest Test”), the Bankruptcy Code requires that each holder of an impaired Claim or Equity Interest either (i) accept the Plan, or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such non-accepting holder would receive or retain if the Debtors were to be liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. In determining whether the Best Interest Test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of the Debtors’ assets in chapter 7. The gross amount of Cash available would be the sum of the proceeds from the disposition of the Debtors’ assets and the Cash held by the Debtors at the commencement of their chapter 7 cases. Such amount then would be reduced by the costs and expenses of the liquidation. Prior to determining whether the Best Interest Test has been met for general unsecured creditors, further reductions would be required to eliminate Cash and asset liquidation proceeds that would be applied to Secured Claims and amounts necessary to satisfy chapter 11 Administrative Expense, tax, and priority Claims that are senior to General Unsecured Claims, including any incremental Administrative Expense Claims that may result from the termination of the Debtors’ business and the liquidation of their assets. Any remaining Cash would be available for distribution to general unsecured creditors and Equity Interest holders in accordance with the distribution hierarchy established by section 726 of the Bankruptcy Code.

The Liquidation Analysis below reflects the estimated Cash proceeds, net of liquidation-related costs that would be available to the Debtors’ creditors if the Debtors were to be liquidated in chapter 7 cases. Underlying the Liquidation Analysis are a number of estimates and assumptions regarding liquidation proceeds that, although developed and considered reasonable by management and Lazard, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Company and its management. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

The Liquidation Analysis was prepared by Lazard with the assistance of management and the Debtors’ other advisors, and assumes that the Debtors would announce a conversion to chapter 7 as of September 30, 2003. The Liquidation Analysis also assumes that the liquidation of the Debtors would commence under the direction of a Court-appointed chapter 7 trustee and continue for 12 months, during which time all of the Company’s major assets either would be sold or conveyed to the applicable lienholders and the Cash proceeds, net of liquidation-related costs, would be distributed to creditors. Although some assets might be liquidated in less than 12 months, other assets would be more difficult to collect or sell, thus requiring a liquidation period of up to 12 months. The liquidation period would allow for the collection of receivables, sale of assets, and wind-down of daily operations.

For certain assets, estimates of the liquidation proceeds were made for each asset individually. For other assets, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that a chapter 7 trustee might achieve through their disposition. The Liquidation Analysis was performed on a consolidated basis, excluding the Intermedia Debtors and Non-Debtor Subsidiaries, and assumes that the Debtors’ liquidation proceeds would be distributed in accordance with Bankruptcy Code sections 726 and 1129(b). The following Liquidation Analysis should be read in conjunction with the accompanying notes.

[1]	Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to such terms in the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”) or the Supplement to the Disclosure Statement, dated July 2, 2003 (the “Supplement”).

IMPORTANT CONSIDERATIONS AND ASSUMPTIONS

1. Substantive consolidation of the Debtors.    For the purposes of the Plan (See Section V of the Plan), the Liquidation Analysis has been prepared in two parts assuming the substantive consolidation of (i) the WorldCom Debtors and (ii) the Intermedia Debtors. The assets and liabilities of each of the WorldCom Debtors are treated for this analysis as if they were merged. The assets and liabilities of each of the Intermedia Debtors are treated for this analysis as if they were merged.

2. Independent analysis of Intermedia.    The Debtors have prepared the Intermedia Debtors’ Liquidation Analysis based on the assumption that a conversion to chapter 7 by the WorldCom Debtors would also result in the conversion to chapter 7 of the Intermedia Debtors’ Chapter 11 Cases. Management has assumed that the proceeds resulting from the liquidation of the Intermedia Debtors’ estates would be used to satisfy the obligations of the Intermedia Debtors’ estates. Intermedia also holds a note receivable from the WorldCom Debtors which is estimated at approximately $5.9 billion as of the Commencement Date. For the purposes of this analysis, management estimates that Intermedia would receive a recovery on its Claim against the WorldCom Debtors equal to the recovery received by third-party unsecured claimants. In analyzing the liquidation recovery to the Intermedia Debtors’ estates, the Debtors estimated that the likely recovery on the debt obligations owed by Digex to Intermedia (as well as the approximately 60% common stock ownership stake by Intermedia in Digex), would range between $50 million and $150 million, with a midpoint of $100 million. For purposes of this analysis, the General Unsecured Claims against the Intermedia Debtors have been increased by $1.8 billion (prior to the Commencement Date, WorldCom prepaid $1.4 billion on account of the Intermedia Intercompany Note and made $435 million in interest payments) to reflect a Claim by the WorldCom Debtors for prepetition payments made to Intermedia related to the Intermedia Intercompany Note, which may qualify as a Claim under section 547 of the Bankruptcy Code.

3. Independent analysis of Non-Debtor Subsidiaries.    The Debtors have prepared the Liquidation Analysis based on the assumption that the conversion to chapter 7 by the Debtors would result in the insolvency and liquidation of each of the Non-Debtor Subsidiaries (Europe, Middle East and Africa or “EMEA”; Asia Pacific; and Latin America). In particular, it is assumed that the Debtors’ conversion to chapter 7 cases would lead to the loss of network and switch facilities which would render impractical the provision of service to local or international customers by the Non-Debtor Subsidiaries. The associated withdrawal of funding support from the Debtors, combined with the probable unwillingness of local vendors to extend payment terms to the Non-Debtor Subsidiaries under such circumstances, would likely result in significant constraints on liquidity. Directors of the individual Non-Debtor Subsidiaries would likely be forced to place these companies into administration proceedings. Management estimates that recovery to the WorldCom Debtors from such proceedings, assuming the WorldCom Debtors’ intercompany Claims are pari-passu with third party Claims, would be approximately $25 million. If the WorldCom Debtors’ intercompany Claims were to be subordinated to third party Claims, management estimates that there would be no recovery to the WorldCom Debtors. For purposes of this analysis, intercompany Claims were assumed to be pari-passu with third party Claims.

4. Execution risk of a liquidation.    A liquidation of the Debtors would be unprecedented in scale and scope. The assets of the Debtors include billions of dollars worth of integrated telecommunications equipment and thousands of miles of network infrastructure. The assets are located throughout the world, cross many national borders, and would be subject to the laws of virtually every state within the United States and numerous foreign jurisdictions. Given the complexity of such an undertaking, the Debtors believe significant execution risk exists if a liquidation were actually pursued. The Debtors are not aware of any successful liquidation of similar magnitude or complexity.

5. Wind-down costs and length of liquidation process.    The Debtors have assumed that the Federal Communications Commission would require continuation of service to the Debtors’ customers for 90 days after the decision to liquidate was announced. The Debtors have also assumed that the chapter 7 trustee would need an additional nine months to complete the liquidation process, although there can be no assurances that all assets would be completely liquidated during this time period.

Estimated Liquidation Proceeds—WorldCom Debtors

	Projected Book Value as of 9/30/03[a]	Recovery Percent	Estimated Recovery Proceeds
	($ in millions)
Proceeds from Liquidation
Cash and cash equivalents [b]	$4,524	100.0%	$4,524
Accounts receivable, net [c]	3,794	24.6%	935
Other current assets [d]	584	3.9%	23
Property, plant and equipment, net [e]	5,585	16.4%	918
Other long term assets [f]	1,580	9.1%	143
Proceeds from non-debtor subsidiaries [g]	—	—	25

Gross liquidation proceeds	$16,067		$6,568

Chapter 7 Administrative Expense Claims
Trustee and receiver fees [h]			$61
Counsel for trustee and other professional fees [i]			24
Wind-down costs [j]			1,230

Chapter 7 administrative expense claims			$1,315

Net proceeds available for distribution			$5,253

Secured claims [k]			$142
% Recovery			100.0%

Net proceeds available after secured claims			$5,111
Less:
Estimated aggregate unpaid administrative expense, priority, and tax claims [l]			$5,529
% Recovery			92.4%

Net proceeds available after priority claims			$0

General unsecured claims [m]			$39,762
% Recovery			0.0%

Estimated Liquidation Proceeds—Intermedia Debtors

	Projected Book Value as of 9/30/03[a]	Recovery Percent	Estimated Recovery Proceeds
	($ in millions)
Proceeds from Liquidation
Cash and cash equivalents [b]	$17	100.0%	$17
Accounts receivable, net [c]	22	24.6%	5
Other current assets [d]	32	3.1%	1
Property, plant and equipment, net [e]	383	4.3%	16
Other long term assets [f]	11	0.0%	0
Recovery on the Intermedia Intercompany Note [n]	5,947	0.0%	0
Proceeds from sale of Digex [o]	—	—	100

Gross liquidation proceeds	$6,412		$140

Chapter 7 Administrative Expense Claims
Trustee and receiver fees [h]			$4
Counsel for trustee and other professional fees [i]			6
Wind-down costs [j]			5

Chapter 7 administrative expense claims			$15

Net proceeds available for distribution			$125
Secured claims [k]			$1
% Recovery			100.0%

Net proceeds available after secured claims			$123

Less:
Estimated aggregate unpaid administrative expense, priority, and tax claims [l]			$254
% Recovery			48.5%

Net proceeds available after priority claims			$0

General unsecured claims [m]			$3,075
% Recovery			0.0%

NOTES TO LIQUIDATION ANALYSIS

A	Book value Asset figures represent the projected book value as of September 30, 2003 for the WorldCom Debtors (exclusive of the Intermedia Debtors and Non-Debtor Subsidiaries). The asset figures for the WorldCom Debtors were derived by subtracting the actual asset book values for the Intermedia Debtors and the Non-Debtor Subsidiaries as of December 31, 2002 from the projected asset book values as of September 30, 2003 for the consolidated Company. The asset figures for the Intermedia Debtors represent actual asset book values as of December 31, 2002 as a proxy for the asset figures that would likely be available as of September 30, 2003. The asset figures for the Intermedia Debtors exclude assets related to Digex and the estimated recovery related to Digex is described separately.

B	Cash The cash balance reflects management’s projected estimate of cash as of September 30, 2003. Management estimates that approximately $4.5 billion of cash will be held by the WorldCom Debtors and $17 million will be held by the Intermedia Debtors. Cash includes cash and cash equivalents. There can be no assurance that the full amount of these funds will be available to creditors of the Debtors. For purposes of this analysis, management has not incorporated any cash payments related to the SEC settlement.

C	Accounts receivable Estimated proceeds realizable from short-term and long-term accounts receivable under a liquidation are based on management’s assessment of the collectibility of those receivables taking into consideration the credit quality of the counter-parties and the aging of the accounts. The liquidation value of accounts receivable was estimated by applying a collection rate of 70% on total eligible receivables as defined in a manner consistent with the definition in the Debtors’ borrowing base certificate as of February 28, 2003, as required under the Debtors’ postpetition secured super-priority financing. For the purposes of this analysis, management estimated that the Debtors could also collect approximately 10% of receivables aged over 90 days (a significant portion of which have been asserted as set-offs by various creditors) and 20% of receivables owed by various governmental and quasi-governmental customers. The result is assumed to be an estimate of the proceeds that would be available in an orderly liquidation scenario and takes into account the inevitable difficulty a liquidating company has in collecting its receivables and any concessions which might be required to facilitate the collection of certain accounts. Collections during a liquidation of the Debtors may be further impaired by the likely damage Claims for breaches of and/or the likely rejection of customer contracts as customers attempt to set off outstanding amounts owed to the Debtors against such Claims.

D	Other current assets This asset account consists primarily of miscellaneous receivables, prepaid rents, prepaid property taxes, prepaid insurance, telecommunications equipment held in inventory, and employee advances. Management has reviewed the individual components of “other current assets” and has estimated a liquidation recovery of approximately $23 million for the WorldCom Debtors and a $1 million liquidation recovery for the Intermedia Debtors. These recoveries consist primarily of expected payments on receivables and recoveries from marketable securities.

E	Property, plant & equipment, net (“PP&E”) PP&E includes network assets, such as cable systems, points of presence, and transmission equipment, as well as construction-in-progress, fixtures and fittings, leasehold improvements, computer equipment, motor vehicles, and other various assets. Consideration was given to the “forced sale” nature of the liquidation, the need to disconnect or otherwise prepare the asset for sale, the physical location, and the accessibility of the asset in estimating the recovery rates. The overall average recovery rate across all fixed asset classes was determined to be 4.3% of net PP&E value before the recent asset writedowns as required per SFAS 121 and 144. As a result, the recovery represents approximately 16.4% of the WorldCom Debtors’ projected unaudited net PP&E as of September 30, 2003 which incorporates the asset writedown. The PP&E for the Intermedia Debtors after the writedown was not available at the time this analysis was prepared.

F	Other long-term assets Other long-term assets consist primarily of long-term investments, prepaid rent, prepaid expenses, long-term receivables, prepaid equipment and assets of discontinued operations. Management has reviewed the individual account balances for this account and has estimated that in aggregate approximately $143 million may be recovered by the WorldCom Debtors and zero by the Intermedia Debtors. These recoveries consist primarily of recoveries from long-term investments.

G	Proceeds from Non-Debtor Subsidiaries Proceeds from Non-Debtor Subsidiaries consist of expected recoveries to the WorldCom Debtors of the Non-Debtor Subsidiaries’ administrative proceedings described under “Liquidation Analysis: Important Considerations and Assumptions.” Management estimates that the recovery to the WorldCom Debtors from such proceedings could range between zero and $25 million depending on whether the WorldCom Debtors’ Claims are subordinated to, or pari-passu with, third party unsecured Claims against the Non-Debtor Subsidiaries. For purposes of this analysis, it has been assumed that the WorldCom Debtor intercompany Claims would be pari-passu with third party unsecured Claims against the Non-Debtor Subsidiaries.

H	Trustee and receiver fees Compensation for the chapter 7 trustee will be limited to fee guidelines in section 326 of the Bankruptcy Code. For purposes of this analysis, management has assumed trustee fees of 3.0% of the proceeds recovered from non-Cash assets in the liquidation.

I	Counsel for trustee and other professionals Compensation for the chapter 7 trustee’s counsel and other legal, financial, and professional advice during the chapter 7 proceedings is estimated to be approximately $2.0 million per month for the WorldCom Debtors and $0.5 million per month for the Intermedia Debtors.

J	Wind-down costs The Debtors assume that the chapter 7 liquidation process will take 12 months to complete. For the first three months (90 days) it is assumed that the Federal Communications Corporation will require the Debtors to continue to provide service to its existing customer base in order to allow customers to transition to alternative providers.

During the wind-down period, customers are assumed to disconnect at an increasingly higher rate than in the normal course of business. The highest attrition during the 90-day period is expected to be experienced from the WorldCom Debtors’ Mass Markets accounts. In addition, because no new accounts will be added, operating expenses (employee and real estate costs) are estimated to decrease to the lowest cost level required to support service while customers transition off of the WorldCom Debtors’ network. After the 90-day period, operating costs are assumed to be reduced substantially as the chapter 7 trustee further rejects contracts and leases and manages the wind-down of the assets. A nominal workforce would be maintained for network maintenance, billings and collections, customer service, legal and finance functions. Other wind-down costs include employee severance costs, stay bonuses for those employees who are required during the wind-down process, and network access costs. Capital expenditures would also be reduced to nominal levels for network maintenance and value preservation prior to disposition.

K	Secured Claims The WorldCom Debtors are estimated to have approximately $275 million of capital leases. Management estimated the liquidation value of the assets securing these Claims by applying the 4.3% recovery rate estimated for net PP&E (pre-writedown) to the total Claim, resulting in a Secured Claim of approximately $12 million. The remaining $263 million of Claims is reflected as a deficiency Claim in the WorldCom Debtors’ General Unsecured Claims. Secured claims for the WorldCom Debtors also include $130 million of other secured claims, including mechanics’ and materialmens’ liens and claims, for a total of $142 million. The Intermedia Debtors are estimated to have $34 million of capital leases. Management estimated the liquidation value of the assets securing these Claims using the same methodology, resulting in a total Secured Claim of approximately $1 million. The remaining $33 million of Claims is reflected as a deficiency Claim in the Intermedia Debtors’ General Unsecured Claims.

L	Estimated aggregate unpaid Administrative Expense, priority, and tax Claims Prior to determining what proceeds would be available for general unsecured creditors under the chapter 7 proceedings, Cash and asset liquidation proceeds would be reduced in order to satisfy chapter 11 Administrative Expense, tax, and priority Claims that are senior to General Unsecured Claims, including any incremental Administrative Expense Claims that may result from the termination of the Debtors’ business and the liquidation of their assets. These Claims represent postpetition chapter 11 accounts payable, access charges, accrued expenses, and professional fees related to the chapter 11 proceedings. For the WorldCom Debtors, this consists of an estimated $400 million for Priority Tax Claims, $100 million for Secured Tax Claims, $50 million for unpaid chapter 11 compensation and reimbursement Claims, and $2.7 billion of projected postpetition accounts payable and accrued line costs as of September 30, 2003 that would become priority Claims upon the commencement of chapter 7 proceedings. For the Intermedia Debtors, this consists of approximately $254 million of projected postpetition accrued payables and accrued line costs as of September 30, 2003 that would become priority Claims upon the commencement of chapter 7 proceedings. Management estimates that other Administrative Expense Claims against the Intermedia Debtors are de minimis. For both the WorldCom Debtors and the Intermedia Debtors, the amount of Administrative Expense Claims would also increase by the damage Claims associated with the termination of contracts previously assumed in the Chapter 11 Cases. Management estimates that Administrative Expense Claims associated with the rejection of previously assumed executory contracts for the WorldCom Debtors would be approximately $2.3 billion. Any remaining Cash after satisfaction of these Claims would be available for distribution to general unsecured creditors and Equity Interest holders in accordance with the distribution hierarchy established by section 726 of the Bankruptcy Code.

M	General unsecured Claims General Unsecured Claims against the WorldCom Debtors include $33.6 billion of Claims consisting of Class 4, Class 5, Class 6, Class 9, and Class 10 Claims, the $5.9 billion Intermedia Intercompany Note, and a deficiency Claim related to Secured Claims against the WorldCom Debtors of approximately $263 million. General Unsecured Claims against the Intermedia Debtors include $1.2 billion of Claims consisting of Class 11, Class 12, and Class 13 Claims and a deficiency Claim related to Secured Claims against the Intermedia Debtors of $33 million. For purposes of this analysis, the Debtors have also increased the General Unsecured Claims against the Intermedia Debtors by $1.8 billion (prior to the Commencement Date, WorldCom prepaid $1.4 billion on the Intermedia Intercompany Note and made $435 million in interest payments) to reflect a Claim by the WorldCom Debtors for prepetition payments made to Intermedia related to the Intermedia Intercompany Note which may qualify as a Claim under section 547 of the Bankruptcy Code. Management believes that if the Debtors enter chapter 7 proceedings, the amount of General Unsecured Claims would increase dramatically as the number of customers, vendors, and counterparties to contracts and leases is significant, and each such party could file Claims for damages. Such Claims would be pari-passu with the Debtors’ current General Unsecured Claims, would significantly increase the Claims against the Debtors, and ultimately reduce the overall recovery to the holders of General Unsecured Claims.

N	Recovery on the Intermedia Intercompany Note The Intermedia Debtors hold a receivable under the Intermedia Intercompany Note from the WorldCom Debtors in the amount of approximately $5.9 billion. For the purposes of this analysis, management estimates that the Intermedia Debtors would receive a recovery on its Claim against the WorldCom Debtors equal to the recovery received by third-party unsecured claimants.

O	Proceeds from the sale of Digex Proceeds from the sale of Digex represents management’s estimate of proceeds that Intermedia claimants might receive if Digex were sold to a third party. For purposes of this analysis, the Debtors estimated that the likely recovery on the debt obligations owed by Digex to Intermedia (as well as the approximately 60% common stock ownership stake by Intermedia in Digex), would range between $50 million and $150 million, with a midpoint of $100 million.